SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 28, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Press release dated October 28, 2004 announcing France Telecom’s consolidated revenues for third quarter 2004 and TOP Program update

www.francetelecom.com

Press release

Paris, October 28, 2004

Revenues up 4.5% on a comparable basis (3.5% on an actual basis) for third quarter 2004, at high end of the Group’s 2004 objectives

•	Quarterly revenues above 12 billion euros

•	Sustained growth in number of wireless customers: up 2 million in third quarter 2004, topping 60 million at September 30

•	Continued robust growth of broadband Internet, with almost 400,000 new Broadband Wanadoo clients in Europe in Q3 2004.

•	First ever increase in market share of fixed-line long-distance telephony in France

TOP Program: best quarter for operational performance since the program’s launch

•	Operating income before depreciation and amortization reaching 4.86 billion euros for third quarter 2004, with the margin of operating income before depreciation and amortization/revenues in excess of 40%

•	Operating income before depreciation and amortization less CAPEX* at 3.7 billion euros, up 4.8% on a comparable basis (3.6% on an actual basis) versus Q3 2003

•	Operating income totaling 2.96 billion euros, i.e. 24.6% of revenues

Full-year 2004 objectives confirmed

0	* investments in tangible and intangible assets, excluding licenses

France Telecom	6 Place d’Alleray	Phone : +33 1 44 44 93 93
Corporate Communication	75505 Paris cedex 15 France	Fax : +33 1 44 44 80 34

(in millions of euros)	Q3 2004	Q3 2003 actual	% change Q3 04/Q3 03 actual	Q3 2003 on comparable basis	% change Q3 04/Q3 03 on comparable basis
Total Revenues	12,049	11,646	+3.5	11,535	+4.5

Revenues by segment:
Orange	5,184	4,714	+10.0	4,750	+9.1
of which
Orange France	2,264	2,132	+6.2	2,133	+6.2
Orange UK	1,593	1,477	+7.9	1,535	+3.7
Orange Rest of world	1,373	1,151	+19.3	1,129	+21.7
Inter sub-segment eliminations	-46	-46	+1.1	-47	-0.8

Wanadoo	733	679	+8.0	673	+9.0
of which
Access, portals and e-Merchant	455	431	+5.6	426	+6.9
Directories	280	251	+11.4	250	+11.9
Inter sub-segment eliminations	-2	-3	n.s.	-3	n.s.

Fixed line, Distribution, Networks, Large Customers and Carriers	5,365	5,435	-1.3	5,436	-1.3
of which
Consumer services	2,699	2,880	-6.3	2,876	-6.2
Business services	1,566	1,638	-4.4	1,642	-4.7
Carrier services	995	832	+19.6	832	+19.6
Other revenues	106	86	+22.8	86	+23.0

Equant	587	633	-7.2	583	+0.8

TP Group	1,057	1,031	+2.5	1,030	+2.6
of which
Fixed line services	762	791	-3.7	794	-4.0
Wireless services	332	270	+23.0	267	+24.4
Internet and other revenues	15	16	-5.7	15	+3.8
Inter sub-segment eliminations	-52	-46	+13.7	-45	+16.6

Other international operations	347	416	-16.6	319	+8.7

Inter-segment eliminations	-1,224	-1,262	-3.0	-1,257	-2.6

*	Unaudited data.

Key financial terms are defined in appendix 1.

Thierry Breton, Chairman and CEO of France Telecom, said: “France Telecom achieved its best operational performance since the launch of the TOP Program. These excellent results demonstrate that France Telecom has again taken the lead in technological and commercial innovation. With its customer-driven business model, the Group maintains the right balance between growth and profitability. France Telecom is delivering on its commitment to its one hundred and twenty million clients by accelerating the rollout of broadband, developing mobile services and bringing innovative solutions to all customers.”

4.5% growth in revenues on a comparable basis for third quarter 2004

France Telecom’s consolidated revenues for third quarter 2004 were 12.05 billion euros, compared to 11.65 billion euros for third quarter 2003 on an actual basis (11.53 billion euros on a comparable basis). This represents an increase of 4.5% on a comparable basis and 3.5% on an actual basis. The trend for revenues on an actual basis was impacted mainly by changes in the scope of consolidation (total negative impact of 102 million euros), notably due to the sale of CTE Salvador in 2003 (negative impact of 80 million euros for the quarter). The total negative impact of exchange rate variations for the third quarter was limited to 9 million euros.

Revenue growth on a comparable basis came primarily from dynamic performance by Orange and Wanadoo. Orange recorded 9.1% growth on a comparable basis and 10% on an actual basis, while Wanadoo revenues were up 9% on a comparable basis and 8% on an actual basis. The decline in revenues from the Fixed Line, Distribution, Networks, Large Customers and Carriers segment was contained at 1.3% on both a comparable and an actual basis. Revenues in France from ADSL services for third quarter 2004 were 275 million euros (not including unbundled lines), compared to 188 million euros for third quarter 2003.

Outside France, TP Group recorded 2.6% revenue growth on a comparable basis (2.5% on an actual basis), driven by a 24.4% rise in revenues from wireless services (23% on an actual basis). Equant revenues were up 0.8% on a comparable basis and declined 7.2% on an actual basis.

TOP Program: best-ever operational performance since the program’s launch

The TOP indicator Operating income before depreciation and amortization less CAPEX (investments in tangible and intangible assets, excluding licenses) increased by 4.8% on a comparable basis and 3.6% on an actual basis compared to third quarter 2003 to 3.7 billion euros.

Operating income before depreciation and amortization rose 5.2% on a comparable basis and 3.9% on an actual basis to 4.86 billion euros, resulting in an operating income before depreciation and amortization/revenues margin of 40.3%, compared to 40% for third quarter 2003 on a comparable basis (40.1% on an actual basis). Excluding commercial expenses, this margin reached 52.6%, compared to 51.6% for third quarter 2003 on a comparable basis. Operating income increased 4.7% on a comparable basis and 4.9% on an actual basis, totaling 2.96 billion euros for third quarter 2004.

Operating expenses before depreciation and amortization (OPEX) rose 4% on a comparable basis over third quarter 2003 (3.2% on an actual basis). This reflects the increase in commercial expenses to recruit new customers and secure the loyalty of the current customer base, as well as increased repayments to other operators.

These results demonstrate France Telecom’s ability to advantageously balance profitability and growth.

CAPEX (Investments in tangible and intangible assets, excluding licenses) amounted to 1.2 billion euros for third quarter 2004, up 6.3% on a comparable basis and 4.7% on an actual basis. The CAPEX/revenues ratio was 9.6%, stable compared with the year-earlier period (9.4% on a comparable basis). France Telecom maintains its objective of a CAPEX/revenues ratio of between 10% and 12% for full-year 2004, since investments are historically significantly higher in the fourth quarter of the year.

Thanks to optimized and shared investments and to the favorable impact of the TOP sourcing program, France Telecom has been able to continue fast-paced rollout of fixed and wireless broadband networks while substantially limiting the increase in total investment expenditure. There were 4.2 million ADSL lines in service in France (not including unbundled lines) at September 30, 2004, an increase of 73% compared with September 30, 2003 (2.4 million). The acceleration of the France Telecom’s “Plan Haut Débit pour Tous” (Broadband for All Plan) will enable coverage of more than 90% of the French population at end-2004. In addition, France Telecom launched its commercial third-generation wireless service for businesses in the United Kingdom (in mid-July) and France (September 6) and accelerated UMTS and EDGE network rollout in France, as well as in other European mobile networks.

France Telecom Group profile at September 30, 2004

The France Telecom Group had a total of 121.5 million customers worldwide at September 30, 2004, distributed as follows:

	Customers (in millions)	Countries
Wireless communications (1) (2)	60.5	20
Fixed-line telephony (2)	49.4	9
Internet access (active clients) (2)	10.8	9
Cable networks	0.8	1

(1)	Including Orange Denmark
(2)	Including TP Group and other international operations

The France Telecom Group added 1.9 million subscribers during the third quarter of 2004. This growth was strongest in wireless communications, which recorded a significant acceleration of customer base growth: 2 million additional active clients in third quarter 2004, compared to 1 million extra clients in the second quarter and 1.3 million in the first quarter.

Although the total number of Internet accesses (narrowband and broadband) remained stable since the beginning of the year, the development of ADSL broadband accelerated. ADSL accounted for 52% of Internet accesses at September 30, 2004 (5.6 million broadband access lines), compared to 46% at June 30 2004 and 27% at end-September 2003 (2.8 million broadband access lines).

Orange revenues increase 9.1% on a comparable basis

•	Orange adds 1.3 million new customers in third quarter with stronger growth in France (207,000 new customers) and the U.K. (140,000 new customers). Rapid growth of customer base in Rest of World segment.

•	ARPU growth in main markets compared to September 30, 2003, driven by favorable trends in number of contract customers

•	Strong revenue growth for Orange Rest of World

	at September 30		% change
	2004	2003
Clients (thousands)

Orange France	20,603	19,617	5.0%
% contract	60.6%	57.4%
Orange UK	13,886	13,371	3.9%
% contract	33.3%	32.5%
Orange Rest of World	17,714	13,957	26.9%
% contract	32.9%	32.7%
TOTAL Orange	52,203	46,945	11.2%

Global ARPU (contract and pre-paid)

Orange France (in €)	390	377	3.4%
Orange UK (in £)	274	270	1.5%

Global AUPU (minutes per month)

Orange France	171	153	11.8%
Orange UK	145	145

Share of non-voice services in network revenues (% - annual average)
Orange France	13.7%	11.2%
Orange UK	17.1%	15.5%
TOTAL Orange	14.3%	12.5%

Orange recorded revenues of 5.2 billion euros for the third quarter 2004, up 9.1% on a comparable basis (10% on an actual basis). The customer base continued to show a steady increase (11.2%), surpassing 52 million customers at September 30, 2004. Network revenues increased 10.5% for the period on a comparable basis (11.4% on an actual basis). At end-September 2004, non-voice services were up 28.2% on a comparable basis and accounted for 14.3% of network revenues, compared to 12.5% for the year-earlier period.

In France, the customer base increased 5% compared to third quarter 2003 to reach 20.6 million customers at September 30, 2004. The share of contract customers in the total client base increased by more than 3 percentage points in the same period to 60.6%. AUPU increased 11.8% to 171 minutes per client per month, reflecting the growth in usage. This improvement accounted for a significant share of the 3.4% increase in total ARPU to 390 euros.

In the United Kingdom, in a highly competitive market, Orange carried out an action plan in the third quarter to better address the needs of its various market segments. In the third quarter 2004, Orange increased volumes for non-voice services and increased ARPU in a business environment marked by more aggressive competition and the application of lower call termination charges as of September 1, 2004. The customer base rose 3.9% compared to September 30, 2003 as Orange recruited 140,000 new customers in three months, of whom nearly 60% are contract customers. Total ARPU rose £4 to £274 at September 30, 2004, due in particular to the increase in ARPU from non-voice services (up 11.9% compared to September 30, 2003).

Revenues from Orange Rest of World recorded robust growth (21.7% on a comparable basis and 19.3% on an actual basis) to reach 1.4 billion euros, due primarily to a 26.9% rise in the number of customers on a comparable basis. Most of the countries in the Rest of World sub-segment recorded double-digit revenue growth.

(See Appendix 2 for main Orange commercial data by country)

Wanadoo: continued growth of broadband

•	Rapid growth of broadband service in European customer base; almost 400,000 new broadband clients in the third quarter

•	In third quarter 2004, 40.5% of all new ADSL customers in France were Wanadoo clients

•	Double-digit increase in revenues from directories, driven by strong growth in online directories.

	at September 30		Change (%)
	2004	2003
Clients in France (thousands)	4,770	4,363	9.3%
including broadband clients (thousands)	2,541	1,564	62.5%

TOTAL Wanadoo clients (thousands)	9,211	8,893	3.6%
including broadband clients (thousands)	3,665	2,070	77.1%

Revenues from the Internet Access, Portals and e-Merchant business were up 6.9% on a comparable basis (5.6% on an actual basis), reflecting an increase in Internet access revenues due to the rising share of broadband subscribers. Wanadoo had 9.2 million customers in Europe at September 30, 2004, of whom 3.7 million had broadband. The share of broadband in Wanadoo’s total Internet Access customer mix continues to rise at an accelerated pace (40% at September 30, 2004, up from 35% at June 30, 2004 and 27% at December 31, 2003). Some 400,000 new broadband customers have been added each quarter since the beginning of the year.

Wanadoo had over 2.5 million broadband access lines in France at end-September 2004, compared with 1.6 million a year earlier. Broadband clients account for 53% of the total customer base, compared with 35.8% at September 30, 2003. Wanadoo now has an extensive range of innovative offerings, including multiplay with the launch of Livebox in July (wireless Internet, Voice over IP, TV on ADSL) and the Internet, TV offering launched on October 15. In the third quarter, Wanadoo won 40.5% of France’s new ADSL customers, a sharp improvement compared to the second quarter (34%). Wanadoo’s share of the ADSL market was 47% at September 30, 2004, a decline of just 1 percentage point compared to end June, after a loss of 4 percentage points during the first six months of the year.

Revenues from the Directories business increased 11.9% for the third quarter on a comparable basis and 11.4% on an actual basis. On a comparable publication basis, revenue growth was 6.1%, thanks to the development of online directories in France and other countries. Online directories accounted for 28.4% of total Directories revenues for the first nine months of the year and are a key growth driver.

In France, quarterly revenues from online directories recorded an increase of 22.9% on a comparable basis versus third quarter 2003 (growth was 21.6% for the nine months ended September 30, 2004). This reflects the sustained rise in audience on pagesjaunes.fr, now ranked the eighth most-visited website in France (source: Nielsen Netratings Home & Work, September 2004). In total, revenues from the Directories business in France recorded a quarterly growth rate of 6.2% on a comparable publication basis.

In Spain, QDQ Media recorded a 17.9% increase in revenues for the nine months ended September 30, 2004 (on a comparable publication basis), with revenues from its online directory services up 79.7%.

Fixed Line, Distribution, Networks, Large Customers and Carriers: contained decrease in revenues of 1.3% on a comparable basis

•	Gains in long-distance market share in France versus second-quarter 2004

•	Share of local call market stabilized in third quarter 2004, compared to the second quarter

•	Stabilization of the number of telephone lines compared to June 30, 2004

•	5.3 million ADSL access lines at September 30, 2004 (including unbundled lines)

	at September 30		Change (%)
	2004	2003
Telephone lines (millions)	33.7	33.8	-0.40%

ADSL access lines (thousands)	5,253	2,558	105.4%
o/w Wanadoo ADSL	2,463	1,488	65.5%
o/w other ADSL	1,741	938	85.6%
o/w unbundled telephone lines	1,049	132	694.7%

Share of contract clients in consumer segment (% of total clients)	40.8%	32.6%	25.2%

Revenues for the Fixed Line, Distribution, Networks, Large Customers and Carriers segment declined 1.3% on a comparable basis and on an actual basis versus third quarter 2003, in line with trends recorded at the end of the second quarter (a 1.4% decline on a comparable basis and on an actual basis). The improvement over the previous year was confirmed: revenues had declined 2.4% for full-year 2003 on a comparable basis and 5.6% on an actual basis. This improvement reflects the continued development of ADSL. At September 30, 2004, there were a total of 5.3 million ADSL access lines (including unbundled lines), compared to 2.6 million a year earlier. The number of telephone lines remained stable compared to June 30, at 33.7 million.

France Telecom’s market share of France’s switched voice services, affected until the second quarter 2004 by an ongoing decrease, stabilized during the third quarter. The share of the local call market was 72.4% at end-September, compared with 72.5% at end-June and 76.7% at end-September 2003. The share of the long-distance market was 60.7% at September 30, 2004, compared to 59.7% at end-June and 62.9% at end-September 2003.

Revenues from Consumer Services declined 6.2% for third quarter 2004 on a comparable basis (a 6.3% decrease on an actual basis), reflecting the impact of a lower market share in comparison with third quarter 2003, as well as lower call rates and a general decline in the fixed-line telephony market. Flat rate call time and customized rate packages continued to post rapid growth: at September 30, 2004, 10.3 million customers subscribed to these services, representing 40.8% of the total customer base (compared to 32.6% at end September 2003). This growth was sustained by the launch in June of France Telecom’s new unlimited call offers, designed to spur phone usage. 426,000 customers have already signed up for these offers.

Revenues from Business Services recorded a 4.7% overall decline on a comparable basis (4.4% on an actual basis) due to a 10.1% decrease in fixed-line telephony for businesses, reflecting sustained competition and pricing pressures.

Revenues from business network services remained stable, declining 0.2% on both actual and comparable bases, with continuing migration to IP-type technologies (IP-VPNs). Nomad and outsourcing services are also growing rapidly and represent significant growth drivers.

Revenues from Network and Carrier Services recorded growth of 19.6% on a comparable basis due to the strong increase in unbundling of telephone lines. At September 30, 2004, there were 1.049 million unbundled lines, compared to 132,000 a year earlier. Sales of wholesale ADSL access products also posted significant growth, with 1.6 million ADSL access lines at September 30, 2004, compared to 860,000 at end-September 2003 (stable since March 2004).

Equant revenues show modest growth of 0.8% on a comparable basis

On a comparable basis, Equant’s revenues advanced 0.8% (declining 7.2% on an actual basis due to sharp swings in the euro/dollar exchange rate during the period).

Based on data published by Equant, revenues totaled 718 million dollars. Revenues from network services (369 million dollars) declined 8.4%. This decline was partially offset by the increase in revenues from integration services and other services, which rose 29.6% to 210 million dollars. Revenues from the contract with SITA (139 million dollars) were down 5.3%, reflecting the lower rates introduced in July 2004.

TP Group: revenues up 2.6% on a comparable basis

	at September 30		Change (%)
	2004	2003
Fixed line telephony clients (thousands)	11,339	11,021	2.9%

Wireless telephony clients (thousands)	6,593	5,354	23.1%
% contracts	45.9%	41.8%

Share of wireless services market (Centertel)	31.2%	33.2%

TP Group revenues increased 2.6% on a comparable basis (2.5% on an actual basis) to 1.057 billion euros for third quarter 2004.

Wireless services subsidiary PTK Centertel continued to record sustained revenue growth in the third quarter of 2004 as revenues increased 24.4% on a comparable basis and 23% on an actual basis. This was due in particular to a 23.1% increase in the number of customers (6.6 million at September 30, 2004). PTK Centertel won 503,000 new customers in the third quarter, the company’s best-ever performance. The share of contract customers reached 45.9%, an increase of 4 percentage points in one year. PTK Centertel remains the leader in recruitment of new contract customers.

PTK Centertel had an estimated total market share of 31.2% at September 30, 2004.

Fixed line services declined 4% in third quarter 2004 on a comparable basis, due notably to lower rates. The fixed line customer base reached 11.3 million customers at September 30, 2004, a rise of 2.9% in one year.

Other international

Revenues from the “Other International” segment grew 8.7% on a comparable basis to 347 million euros (declining 16.6% on an actual basis due to changes in the scope of consolidation following the sale of CTE Salvador and Menatel).

Press contacts:

Nilou du Castel	Tel: +33(0)1 44 44 93 93
nilou.ducastel@francetelecom.com
Caroline Chaize	Tel: +33(0)1 44 44 93 93
caroline.chaize@francetelecom.com

Appendix 1 – Definition of key financial terms

Figures on a comparable basis at September 30, 2003: to make them comparable to the figures of September 30, 2004, figures of the preceding period have been adjusted to reflect the same scope of consolidation and exchange rates as in the current period.

Mobile network revenues: includes outgoing traffic, incoming traffic, access fees, visitor roaming and value-added services.

Mobile ARPU: mobile network revenues for the previous twelve months divided by mobile weighted average customer base for the 12-month period.

Network revenues include outgoing traffic, incoming traffic, access fees, visitor roaming and value-added services. The weighted average number of customers during a period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues from other French wireless network operators for voice calls from their networks that terminate on Orange France’s mainland network as in some other markets, in particular the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

Mobile AUPU: monthly average usage per user (AUPU) is defined as total usage (including outgoing calls, ingoing calls and roaming) for the 12 previous months divided by the weighted average number of Orange’s customers during the same period. AUPU is quoted in minutes on a usage per customer per month basis.

Market share of fixed line telephony in France: calculated based on traffic on the network or interconnected to the network of France Telecom.

OPEX: operating expenses before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan.

CAPEX: investments in tangible and intangible assets, excluding GSM and UMTS licenses.

Operating income before depreciation and amortization: operating income before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan.

Commercial expenses: includes commissions, advertising and handsets.

Share of contract customers in the consumer market: number of subscribers to contract offerings over the total number of active clients in the consumer market.

Appendix 2 – Orange: main commercial indicators by country

Orange France and UK

	Nine months ended 30 September
	2004 (unaudited)	2003 Pro forma (unaudited)	2003 Reported (unaudited)
France
Customers (in thousands) (period end)	20,603		19,617
Contract	12,492		11,266
Prepay	8,110		8,351

Recurring network revenues (€ in millions)	5,998		5,465
Equipment and other revenues (€ in millions)	405		473
Total revenues (€ in millions)	6,403		5,938

Annual average revenue per user (€)	390		377
Contract	547		549
Prepay	165		158

Monthly average usage per user (minutes)	171		153
Contract	254		235
Prepay	52		48

Churn (%)	18.7		19.6
Contract (%)	10.3		12.4
Prepay (%)	30.6		29.0

UK
Customers (in thousands) (period end)	13,886		13,371
Contract	4,630		4,347
Prepay	9,256		9,024

Recurring network revenues (€ in millions)	4,232	4,022	3,925
Equipment and other revenues (€ in millions)	410	414	404
Total revenues (€ in millions)	4,642	4,436	4,329

Annual average revenue per user (£)	274		270
Contract	578		572
Prepay	126		127

Monthly average usage per user (minutes)	145		145
Contract	330		330
Prepay	54		58

Churn (%)	26.1		20.6
Contract (%)	16.2		15.7
Prepay (%)	31.8		23.7

Orange Rest of World

	Nine months ended 30 September
	2004 (unaudited)	2003 Pro forma (unaudited)	2003 Reported (unaudited)
The Netherlands — Orange Netherlands
Customers (in thousands) (period end)	1,648		1,144
Total revenues (€ in millions)	438		343
Network revenues (€ in millions)	398		322
Annual rolling ARPU (€)	364		397

Slovakia — Orange Slovensko
Customers (in thousands) (period end)	2,237		1,979
Total revenues (€ in millions)	348	295	285
Network revenues (€ in millions)	333	278	269
Annual rolling ARPU (€)	205		197

Denmark — Orange Denmark
Customers (in thousands) (period end)	637		585
Total revenues (€ in millions)	202	195	195
Network revenues (€ in millions)	171	152	152
Annual rolling ARPU (€)	376		376

Romania — Orange Romania
Customers (in thousands) (period end)	4,371		2,905
Total revenues (€ in millions)	448	304	336
Network revenues (€ in millions)	429	291	321
Annual rolling ARPU (€)	152		170

Belgium — Mobistar
Customers (in thousands) (period end)	2,743		2,508
Total revenues (€ in millions)	990		849
Network revenues (€ in millions)	879		741
Annual rolling ARPU (€)	437		411

Switzerland — Orange Communications
Customers (in thousands) (period end)	1,126		1,055
Total revenues (€ in millions)	623	585	600
Network revenues (€ in millions)	566	537	550
Annual rolling ARPU (€)	669		717

Egypt — MobiNil (at 71.25%)
Customers (in thousands) (period end)	2,532		1,984
Total revenues (€ in millions)	315	236	280
Network revenues (€ in millions)	296	225	268
Annual rolling ARPU (€)	172		208

Other Rest of World
Customers (in thousands) (period end)	2,420		1,797
Total revenues (€ in millions)	431	260	293
Network revenues (€ in millions)	404	242	269

Total Rest of World
Customers (in thousands) (period end)	17,714		13,957
Total revenues (€ in millions)	3,795	3,067	3,181
Network revenues (€ in millions)	3,476	2,788	2,892

This press release contains “forward-looking statements” about France Telecom. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the announced FT 2005 plan, including the TOP and TOP Line programs, France Telecom’s other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuations and market regulatory factors. More detailed information on the potential factors that could affect France Telecom’s financial results is contained in the Document de Référence submitted to the AMF on March 9, 2004 and in its filings on Form 20-F with the U.S. Securities and Exchange Commission dated April 16, 2004.

The forward-looking statements in this press release speak only as of the date hereof and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

In accordance with market authorities’ recommendations, France Telecom is no longer using the acronym “EBITDA” for Operating income before depreciation and amortization, but the French acronym “REAA”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 28, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information